NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com


03022331

For Immediate Release

$12 Million Joint Venture On Raglan Ni-Cu-PGM-Co Project

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

April 10, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange is pleased to announce that the Company has entered into an Option Agreement with Cascadia International Resources Inc. ("Cascadia") of Vancouver, Canada– Symbol "CJ" on the TSX Venture Exchange, whereby Cascadia may earn a 50% interest in the Company's 660 sq. km. (161,500 acre) Raglan Ni-Cu-PGM-Co Assemblage situated in northern Quebec (the "Raglan Claims".

Cascadia may earn its 50% interest in the Raglan Claims by paying the Company $300,000 cash and 1,500,000 common shares of Cascadia stock over three years; arranging a $1.125 million brokered or non-brokered private placement for Novawest to close by May 1, 2003, and contributing exploration dollars to assure a total of $12 million is spent on exploration on the property over three years. The two companies have agreed on exploration commitments of $3.2 million in Year One, $4.3 million in Year Two, and $4.5 million in Year Three. Cascadia's interest will vest 25% in the Raglan Claims and Permits after meeting the first and second year's combined commitments and a further 25% after meeting the third year's commitments. Under the Agreement, Novawest will be the Operator. A Management Committee will be formed made up of 5 individuals, three from Novawest and two from Cascadia. Novawest will contribute $1 million of the private placement proceeds to the exploration expenses in year one and any proceeds up to $1.5 million derived from the exercise of the warrants associated with the private placement in year two. Expenses, such as advance royalties, claim renewal fees, etc. incurred to maintain the 660 sq. km. (161,500 acre) Raglan Assemblage will be shared equally by the companies. At present, the majority of the claims and Permits making up the Raglan Assemblage are in good standing until 2005, have approximately $550,000 in banked work credits, and are only subject to a $30,000 annual advance royalty. An agreed Area of Influence will cover the entire Cape Smith/Raglan Belt extending from Ungava Bay to the east and Hudson Bay to the west. Cascadia has been provided with the Right to Accelerate its earn-in, at its discretion, any time within the three-year term, as well as an additional Acceleration Provision whereby Cascadia my accelerate its 50% earn-in immediately upon paying Novawest all unpaid cash, stock and exploration commitments. This second provision is intended to cover Cascadia should a third party wish to simultaneously buy-out the interests of both parties.

As part of the Option, Novawest will undertake a $1.125 million Private Placement, to be arranged by the Optionee, by way of the issuance of 3 million units at $0.375 per unit. Each Unit will be comprised of one share and warrant. Each warrant will entitle the holder to purchase one additional share at a price of $0.50 per share. The warrants will expire on April 30, 2004. By arranging the private placement the Optionee will be credited with $1 million towards its exploration commitments. Funds of up to $1.5 million derived from the exercise of the warrants will be credited to the Optionee's second year's exploration commitments. Any shares issued with regard to the private placement and the exercise of the warrants will be subject to any applicable hold periods.

A finder's fee, within the TSX Venture Exchange's policy guidelines will be paid in shares with regard to the value derived from the Option Agreement. All terms of the Option are subject to the approval of the TSX Venture Exchange.

Novawest would like to thank and acknowledge Mr. David Baker of D. Baker Capital Inc. of Vancouver, Canada for all of his company's efforts, input, and assistance in seeing this strategic business arrangement through from conception to completion. Mr. Baker's experience and expertise has contributed immensely to both company's ability to negotiate and complete this agreement. We look forward to the future contributions of D. Baker Capital Inc. in achieving our Company's future milestones and goals.

In addition to the $12 million in exploration commitments agreed to under the Option, Novawest will be contributing a further $350,000 from a recently announced private placement with SIDEX to the first years exploration expenditures, bringing the first years planned expenditures to a total of $3,550,000. This additional $350,000 will be applied to the airborne geophysical portion of the exploration. In exchange for the cash contributions being made by Novawest, Cascadia has agreed to waive any interest it may have to any grants, credits and refunds under Government of Quebec Incentive Programs.

The planned 2003 Raglan exploration program includes approximately 6600 line kilometers of airborne geophysical surveying, extensive ground geophysics, prospecting and sampling, and approximately 20,000 feet of diamond drilling. It is expected that the multi-phase program will commence in late April and run until fall 2003.

Novawest's expansive Raglan Assemblage has taken 7 years to assemble and is strategically situated between two of the world's largest metal producers Falconbridge and Anglo American. Available data indicates that the west, central and east horizons of all three of the important stratigraphies of the Raglan Belt are now mostly covered by the extensive holdings of Anglo American to the west, Novawest Resources in the centre, and Falconbridge Limited to the east and north. Collectively, these companies now encompass approximately two thousand sq. kms. at Raglan. The straddling of all three of the Raglan trends, the North Trend, the main Raglan Trend and the South Trend is a situation that appears to only be apparent on the Raglan holdings covered by Novawest Resources Inc.'s Raglan Assemblage and Falconbridge Limited's adjoining holdings most of which hosts it's producing Raglan deposits.

Maps and Information Packages on the Raglan Camp and the Company in general can be obtained by contacting Novawest at 1-800-663-8990 in North America or 604-683-8990 from elsewhere.

NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman